June 2, 2009

Via: Facsimile and EDGAR Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 100 F Street, NE Washington, D.C. 20549 Attention: Douglas Brown

Re:

Responses to the Securities and Exchange Commission

Staff Comments dated May 29, 2009

Timberline Resources Corporation

Amendment No. 2 to Registration Statement on Form S-1
Filed May 21, 2009
File No. 333-157607

Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 21, 2009
File No. 333-157607

Ladies and Gentlemen:

Timberline Resources Corporation (the “Company”) hereby respectfully submits this letter as response to the staff’s comments set forth in the May 29, 2009 letter regarding the above-referenced Form S-1 (File No. 333-157607) and Form 10-Q (File No. 001-34055) for the Company.  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in past and future filings.  We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented should not be taken as an admission that prior disclosures were in any way deficient.  We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Securities and Exchange Commission

June 2, 2009

Our responses are as follows:

Registration Statement on Form S-1

General

Staff Comment No. 1

To the extent that you make changes in your Form 10-Q in response to the comments below, please make conforming changes to your Form S-1, as applicable.  Further, all comments relating to the staff’s open review of your periodic filings will need to be resolved prior to our recommending acceleration of effectiveness of your registration statement.

The Company’s Response:

The Company has ensured that the Form S-1 is conformed to all changes made in our Form 10-Q in response to the staff’s comments, as applicable.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009, Filed May 15, 2009

Consolidated Balance Sheets, page 5

Staff Comment No. 2

We note the line item titled “Prepaid expenses and other current assets,” which totaled 22% of the March 31, 2009 current asset balance of $5,556,459, increased approximately 150% from the year-end balance at September 30, 2008.  However, we are unable to locate your explanation of this balance or the change from the prior period.  We believe you should consider expanding your disclosure within the filing to provide the reader with a description of the contents of this balance and the reason for its change.  Please refer to the instructions to Item 303(A) of Regulation SK, which indicates that where the consolidated financial statements reveal material changes from year to year in one or more line items, the causes for the changes shall be described to the extent necessary to an understanding of the registrant’s businesses as a whole.  Please expand your MD&A accordingly or otherwise explain why you believe explanation is not warranted to enhance a reader’s understanding.  In your response, please also address the increase in interest expense, totaling $1,173,698, for the six months ended March 31, 2009.

The Company’s Response:

The Company has updated its disclosure in its MD&A to explain the changes in “Prepaid expenses and other current assets” and the increase in interest expense.

Note 4.  Bridge Loan Financing, page 12

Staff Comment No. 3

We note your disclosure that “During the quarter ended March 31, 2009, Auramet indicated its intention to exercise the put option and return the shares to the Company.  The Company and Auramet agreed that the Company would issue an additional 535,652 shares of common stock, valued at the trailing 30 day average closing price of the Company’s stock of $0.46 per share, to Auramet in lieu of settling the option with a cash payment.”  Please support your use of the trailing 30 day average closing price in valuing the

Securities and Exchange Commission

June 2, 2009

shares of stock you issued to Auramet and specifically cite the authoritative literature you relied upon in your valuation.

The Company’s Response:

The trailing 30 day average closing price used in valuing the shares of common stock issued to Auramet was a negotiated term in the agreement between the Company and Auramet pursuant to which the put option right of Auramet was converted into shares of common stock of the Company.

Note 11.  Segment Information, page 17

Staff Comment No. 4

Based on review of the disclosures in your segment footnote, we are unable to locate certain disclosures required by paragraph 33 of FAS 131.  Please review those disclosure requirements and modify your disclosure as appropriate or otherwise explain to us how your disclosure complies with the interim segment disclosures addressed by FAS 131.

The Company’s Response:

The Company has reviewed FAS 131 and the Company’s disclosure of segment information in Note 11.  The Company did not have any intercompany transactions requiring disclosure during the three months and six months ended March 31, 2009 and 2008 and has revised the language in Note 11 to remove the reference to intercompany eliminations.  The company believes that its disclosure complies with the interim segment disclosures addressed by FAS 131.

Closing Comments

The Company affirms the aforementioned statements.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any persons under the federal securities laws of the United States.

If you should have any questions regarding these responses, please do not hesitate to contact our legal counsel, Dorsey & Whitney LLP, attention Jason Brenkert at 303-352-1133.

Sincerely,

Timberline Resources, Inc.

/s/ Randal L. Hardy

Mr. Randal L. Hardy

Chief Executive Officer